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                                                                    Exhibit 11B

                        GATX CORPORATION AND SUBSIDIARIES


               COMPUTATION OF NET INCOME PER SHARE OF COMMON STOCK
                          AND COMMON STOCK EQUIVALENTS
                             ASSUMING FULL DILUTION

                      In Millions, Except Per Share Amounts

                                                  Three Months Ended  Nine Months Ended
                                                     September 30        September 30
                                                    --------------     ----------------
                                                     1997     1996      1997      1996
                                                    -----    -----     -----     -----

Average number of shares used to
      compute primary earnings per share .....       24.9     20.5      22.4      20.5

Common Stock issuable upon assumed conversion
      of Preferred Stock .....................         .1      4.0       2.5       4.0
                                                   ------   ------    ------   -------

Total shares .................................       25.0     24.5      24.9      24.5
                                                   ======   ======    ======   =======



Net income as adjusted per primary computation     $ 28.0   $ 30.1    $ 82.8   $  73.9

Add - Dividends paid and accrued
  on preferred stock .........................          -      3.3       6.6       9.9

Net income, as adjusted ......................     $ 28.0   $ 33.4    $ 89.4   $  83.8
                                                   ======   ======    ======   =======

Net income per share, assuming full dilution .     $ 1.12   $ 1.37    $ 3.59   $  3.43
                                                   ======   ======    ======   =======





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Note: See discussion of FAS 128 effect on Exhibit 11A.
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